FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of January 19, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-    .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' press release announcing that has agreed to pursue delisting tender offer for Confab shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Agrees to Pursue Delisting Tender Offer for Confab Shares

Luxembourg, January 18, 2012 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced today that, following receipt of a proposal by minority shareholders representing 32.6% of the shares held by the public in its controlled Brazilian subsidiary Confab Industrial S.A. (Confab), it has agreed to file, on or prior to February 18, 2012, a request with CVM (Brazil's securities regulator) and the Sao Paulo stock exchange seeking their approval to a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab.

If the offer is approved, Tenaris will offer to pay a price in cash of Brazilian reais, or BRL, 5.85 per ordinary or preferred share, which represents a premium of approximately 36% to Confab's 20-trading day volume weighted average price. This price will be adjusted to deduct dividends or interest on capital declared or paid after December 1, 2011. On December 29, 2011, Confab’s board of directors approved the payment, on or before April 30, 2012, of interest on capital in the gross amount of BRL 0,078766 per share. The minority shareholders parties to the proposal have already agreed to that price and have committed to tender their shares into the offer.

If all Confab shares not already owned by Tenaris are acquired, the transaction would be valued at BRL 1,398 million (or, at the BRL/US$ exchange rate as at the close of today, approximately US$ 790 million). If Tenaris does not reach the necessary 2/3 threshold for the delisting of Confab, it will nonetheless acquire up to 1/3 of the Confab shares held by the public.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.